Exhibit (d)(6)

Vector Capital IV, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94105

July 17, 2017

Sizmek Inc.

500 West 5th Street

Suite 900

Austin, TX 78701

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), dated as of the date hereof, among Sizmek Inc., a Delaware corporation (“you” or “Parent”), Fuel Acquisition Co., a Delaware corporation (“Merger Sub”), and Rocket Fuel Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this letter shall have the meanings ascribed to such terms in the Merger Agreement.

1. We are pleased to advise you that Vector Capital IV, L.P. (“Vector”) hereby commits, conditioned upon (i) the satisfaction, or written waiver by Parent, of all of the Offer Conditions contemplated by the Merger Agreement as of the expiration of the Offer in accordance with its terms, and (ii) the substantially contemporaneous consummation of the acquisition of the shares of Company Common Stock validly tendered and not withdrawn in accordance with the terms of the Merger Agreement, to contribute to Parent at or prior to the Acceptance Time in accordance with the terms and subject to the conditions set forth in this letter, directly or indirectly, an aggregate amount up to $125,500,000 (the “Commitment”), in cash in immediately available funds to be used solely for the purposes of payment for shares of the Company Common Stock in the Offer in accordance with Section 2.1(d) of the Merger Agreement and the amounts contemplated in Sections 3.7 and 3.8 of the Merger Agreement (subject to any reduction in accordance with the terms set forth in the immediately following sentence), it being understood and agreed that Vector shall not, under any circumstances, be obligated to (or be obligated to cause any other Person to) contribute to, purchase equity from or otherwise provide funds to Parent (or any other Person in respect of the transactions contemplated by the Merger Agreement) in an amount in excess of the Commitment. The amount of the Commitment may be reduced by Parent (a) in an amount specified by Parent solely to the extent it is possible, notwithstanding such reduction, for Parent to, and Parent does, consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof, and/or (b) on a dollar for dollar basis by the amount of any third party financing obtained by Parent or any of its Affiliates at or prior to the Closing; provided, however, that the Commitment shall not be reduced pursuant to this clause (b) unless and until such third party financing is funded and utilized by Parent to fund a portion of Parent’s obligations in accordance with Sections 2.1(d), 3.7 and 3.8 of the Merger Agreement.

2. Except as set forth in paragraph 4, the Commitment is solely for the benefit of Parent and is not intended (expressly or impliedly) to confer any benefits on, or create any rights in favor of, any other Person. Nothing set forth in this letter contains or gives, or shall be construed to contain or to give, any Person (other than Vector, Parent and the Company), including any Person acting in a representative capacity, any remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the commitments set forth herein, nor shall anything in this letter be construed to confer any rights, legal or equitable, in any Person other than Vector, Parent and the Company. Without limiting the foregoing or the rights of Parent or the Company to enforce this letter, none of the creditors of Vector, Parent, Merger Sub or any of their respective Affiliates shall have any direct or indirect right to enforce this letter or to cause Parent to enforce this letter.

3. Vector’s obligation to fund the Commitment will terminate and expire on the earliest to occur of the following dates (such earliest date, the “Commitment Expiration Date”): (i) the valid termination of the Merger Agreement in accordance with the terms thereof, (ii) the date as of which Vector or its assigns funds to Parent an amount equal to the Commitment hereunder in accordance with and in full satisfaction of its obligations under the terms hereof to the extent not revoked, rescinded or returned, or (iii) the date on which any claim is brought by the Company under, or Legal Proceeding is initiated by the Company against, Vector or any Affiliate thereof in connection with this letter, the Merger Agreement or any transaction contemplated hereby or thereby or otherwise relating hereto or thereto, other than (x) claims by the Company against Parent or Merger Sub under and in accordance with the Merger Agreement (“Merger Agreement Claims”), (y) claims by the Company under the Confidentiality Agreement (“NDA Claims”) and (z) to the extent (but only to the extent) that the Company is expressly entitled under the Merger Agreement or this letter to cause Parent to enforce this letter in accordance with its terms, claims by the Company against Parent or Vector seeking to enforce this letter in accordance with its terms and subject to the limitations in the Merger Agreement (“Equity Commitment Claims”), unless such claim or Legal Proceeding is withdrawn by the applicable Person prior to the imposition of any award, order or declaration by any Governmental Authority or the incurrence of any loss by Vector or its Affiliates related to the claim or Legal Proceeding and within five (5) Business Days of written notice from Vector or its Affiliates that such claim or Legal Proceeding would cause the termination of this letter due to it not being a Merger Agreement Claim, NDA Claim or Equity Commitment Claim. From and after the Commitment Expiration Date, neither Vector, Parent or Merger Sub nor any Non-Recourse Parent Party (as defined below) shall have any further liability or obligation to any Person hereunder or otherwise as a result of the Commitment.

4. This letter shall inure to the benefit of and be binding upon Parent and Vector. Vector acknowledges that the Company is an express third party beneficiary hereof, entitled to specifically enforce the obligations of Vector against Vector to the full extent hereof in connection with the Company’s exercise of its rights under Section 10.8(b) (Specific Performance) of the Merger Agreement (subject to the limitations set forth therein) and, in connection therewith, the Company has the right to an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent to cause, or to directly cause, Vector to fund, directly or indirectly, the Commitment as, and only to the extent permitted by, this letter, in each case, when all of the conditions to funding the Commitment set forth herein have been satisfied and as otherwise expressly required for the exercise of the Company’s rights under Section 10.8(b) (Specific Performance) of the Merger Agreement, and the Company shall have no other rights or remedies hereunder. Vector accordingly agrees, subject in all respects to Section 10.8(b) (Specific Performance) of the Merger Agreement, not to oppose the granting of an injunction, specific performance or other equitable relief on the basis that the Company has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Vector further agrees that the Company shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of Section 10.8(b) (Specific Performance) of the Merger Agreement. Except for the rights of the Company set forth in this paragraph, nothing in this letter, express or implied, is intended to confer upon any Person other than Parent, Vector and the Company any rights or remedies under, or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter or to confer upon any Person any rights or remedies against any Person other than Vector (but only at the direction of Vector as contemplated hereby) under or by reason of this letter. Without limiting the foregoing, no Person (other than Parent or the Company, but in the case of the Company, only on the terms, and subject to the limitations, set forth in this paragraph and Section 10.8(b) (Specific Performance) of the Merger Agreement) shall have any right to specifically enforce this letter or to cause the Company to enforce this letter.

5. Vector reserves the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to assign any portion of the Commitment to one or more of its Affiliates, financing sources or other investors; provided that, notwithstanding the foregoing, Vector acknowledges and agrees that, except to the extent otherwise agreed in writing by the Company, no such assignment shall relieve Vector of any of its obligations hereunder. The rights of Parent and the Company under or in connection with this letter may not be assigned in any manner without Vector’s prior written consent, and any attempted assignment in violation of this provision shall be null and void.

6. The Company’s rights to specific performance under this letter and the Company’s remedies against Parent and Merger Sub under the Merger Agreement or the Confidentiality Agreement shall be, and are intended to be, the sole and exclusive direct or indirect rights of and remedies available to the Company or any of its Affiliates against (i) Vector, Parent or Merger Sub and (ii) any former, current and future equity holders, controlling persons, directors, officers, employees, agents, advisors, Affiliates, members, managers, general or limited partners or assignees of Vector, Parent or Merger Sub or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent, advisor or assignee of any of the foregoing (those persons and entities described in clause (ii), excluding Vector, Parent and Merger Sub, each being referred to as a “Non-Recourse Parent Party”) in respect of any liabilities or obligations arising under, or in connection with, this letter or the Merger Agreement, the Confidentiality Agreement, or any of the transactions contemplated hereby or thereby, including in the event Parent or Merger Sub breaches its obligations under the Merger Agreement, whether or not Parent’s or Merger Sub’s breach is caused by Vector’s breach of its obligations under this letter. Notwithstanding anything to the contrary set forth in this paragraph, the Company, as the express third party beneficiary hereunder on the terms, and subject to the conditions, set forth in paragraph 4 of this letter, may cause Parent and Merger Sub to, or to directly, cause the Commitment to be funded as, and only to the extent, permitted by the exercise of the Company’s rights under Section 10.8(b) (Specific Performance) of the Merger Agreement or on the terms, and subject to the conditions, set forth in the paragraphs 1 and 3 of this letter. Notwithstanding anything to the contrary contained herein, subject to the Company’s ability to seek any of such remedies, under no circumstance shall the Company be permitted or entitled to receive a grant of specific performance, on the one hand, and any monetary damages, on the other, with respect to the same breach.

7. Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, and notwithstanding the fact that Vector is a partnership, Parent covenants, agrees and acknowledges that no Person other than Vector and its permitted assigns shall have any obligation hereunder and that no recourse hereunder or under any documents or instruments delivered in connection herewith or therewith shall be had against, and no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Parent Party for any obligations of Vector under this letter or for any claim based on, in respect of or by reason of any such obligations or their creation, through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Parent Party, by the enforcement of any assessment or by any legal or equitable Legal Proceeding, by virtue of any applicable statute, regulation or applicable Law, or otherwise. Under no circumstances shall Vector be liable to the Company or any other Person for consequential, punitive, exemplary, multiple, special or similar damages, or for lost profits.

8. This letter and the Merger Agreement reflect the entire understanding of the parties with respect to the subject matter hereof and shall not be contradicted or qualified by any other, and supersedes each other, agreement, oral or written, before the date hereof. This letter may not be waived, amended or modified except by an instrument in writing signed by each of the parties hereto. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. Notwithstanding anything to the contrary set forth herein, neither this letter nor the Commitment shall be effective unless there has been substantially contemporaneous execution and delivery of the Merger Agreement by each of the parties thereto.

9. Notwithstanding anything that may be expressed or implied in this letter, each of Parent and the Company, by its acceptance, directly or indirectly, of the benefits of this letter, covenants, agrees and acknowledges that no Person other than the undersigned shall have any obligation hereunder and that no recourse hereunder, under the Merger Agreement or under any documents or instruments delivered in connection herewith or therewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, direct or indirect stockholder, Affiliate or assignee (other than a permitted assignee of the Commitment hereunder) of the undersigned (and to the extent a portion of the Commitment is assigned to one or more permitted assignees, such permitted assignees) or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, controlling person, representative or assignee (other than a permitted assignee of the Commitment hereunder) of any of the foregoing (each of such Persons (but excluding Vector, Parent and Merger Sub), a “Related Person”), whether by or through attempted piercing of the corporate veil, or by or through a claim by or on behalf of the Company against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable Legal Proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Person in connection with this letter, the Merger Agreement or any documents or instrument delivered in connection herewith or therewith or for any claim based on, in respect of, or by reason of such obligations or their creation; provided, that in connection with obtaining specific performance against Parent, the Company may request a court to cause Parent’s officers, acting solely in their capacity as officers of Parent, to implement an action required to be taken by Parent pursuant to a court order, subject to the foregoing understanding that no such officer will have any personal liability whatsoever.

10. This letter shall be treated as confidential and is being provided to Parent and the Company solely as an inducement for their execution of the Merger Agreement. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the undersigned or as required by any applicable Law. Without limiting the foregoing, the Company may disclose this letter (i) to the extent required by the applicable rules of any national securities exchange or required (or requested by the SEC) in connection with any SEC filings relating to the transactions contemplated by the Merger Agreement, (ii) by interrogatory, subpoena, civil investigative demand or similar process, (iii) in connection with enforcing this letter, or (iv) to affiliates and other advisers and representatives.

11. This letter and all claims and causes of action arising in connection herewith shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state. Subject to paragraph 12 below, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each of the parties hereto irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which Parent is to receive notice in accordance with Section 10.2 of the Merger Agreement, in the case of service of process against Parent. The parties hereto agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

12. EACH PARTY TO THIS LETTER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT HEREOF.

13. Each party to this letter hereby represents and warrants with respect to itself to the other party and the Company that: (a) it is duly organized and validly existing under the laws of its jurisdiction of organization, (b) it has all corporate, limited liability company, limited partnership or similar partnership power and authority to execute, deliver and perform this letter, (c) the execution, delivery and performance of this letter by it has been duly and validly authorized and approved by all necessary corporate, limited liability company, limited partnership or similar action, and no other Legal Proceedings or actions on its part are necessary therefor, (d) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors, (e) the execution, delivery and performance by it of this letter do not and will not (i) violate its organizational documents, (ii) violate any applicable Law or order, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any contract to which it is a party, in any case, for which the violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by it of the transactions contemplated by this letter on a timely basis, and (f) it has the financial capacity to pay and perform all of its obligations under this letter. In addition, Vector represents and warrants to Parent that it has uncalled capital commitments, cash and marketable securities, after subtracting any other outstanding commitments or liabilities of Vector, equal to or in excess of the Commitment, and its limited partners or other investors have the obligation to fund the uncalled capital commitments, and all funds necessary to fulfill the Commitment under this letter shall be available to it for as long as this letter and the Commitment hereunder shall remain in effect. Vector acknowledges that the Company has specifically relied on the accuracy of the representations and warranties contained in this paragraph in entering into the Merger Agreement.

14. Each party acknowledges and agrees that (a) this letter is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto and neither this letter nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise and (b) the obligations of Vector under this letter are solely contractual in nature.

15. In consideration of the undersigned’s execution and delivery of this letter, Parent agrees, whether or not the transactions contemplated by the Merger Agreement are consummated, (a) to pay and hold Vector (and its Affiliates, and their respective directors, partners, officers, employees, agents and advisors) harmless from and against any and all liabilities or losses with respect to or arising out of the transactions contemplated by the Merger Agreement, this letter, or the execution, delivery, enforcement and performance, or consummation, of the Merger Agreement or any of the other agreements and other transactions referred to herein or in any agreements executed in connection herewith and (b) to pay upon receipt of an invoice the costs and expenses of Vector (including the fees and disbursements of counsel to Vector) arising in connection with the preparation, execution and delivery of this letter.

16. If any term or other provision of this letter is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this letter shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto; provided, however, that this letter may not be enforced without giving effect to the provisions of paragraphs 6 and 7 of this letter. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this letter so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

17. This letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

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If you are in agreement with the terms of this letter, please forward an executed copy of this letter to the undersigned. We appreciate the opportunity to work with you on this transaction.

Yours sincerely,

VECTOR CAPITAL IV, L.P.

By:	VECTOR CAPITAL PARTNERS IV, L.P.,
its general partner

By:	VECTOR CAPITAL, L.L.C.,
a general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

Accepted and agreed to as of the date first above written:

SIZMEK INC.

By:	/s/ Mark Grether
Name: Mark Grether
Title: Chief Executive Officer

{Equity Commitment Letter}